UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Carlyle Credit Income Fund

(Name of Subject Company (Issuer))

CG Subsidiary Holdings L.L.C.

(Name of Filing Person (Offeror))

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number of Class of Securities)

Jeffrey Ferguson, Esq.

The Carlyle Group Inc.

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

Marisa Stavenas, Esq.

John G. O’Connell, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer (the “Offer”) by CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), to purchase up to $25,000,000 in value of shares of beneficial interest (the “Shares”), of Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust (the “Company”), at a price equal to the net asset value per Share as of the Expiration Date (as defined in the Offer to Purchase) and calculated on such date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2023 (the “Offer to Purchase”), which is filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), which is filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached hereto as Exhibit (a)(1)(A) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the subject company and the issuer of the securities to which this Schedule TO relates is Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust. The Company’s principal executive offices are located at One Vanderbilt Avenue, Suite 3400, New York, NY 10017. The Company’s telephone number at such principal executive offices is (866) 277-8243.

(b)

This Schedule TO relates to the issued and outstanding Shares of the Company. According to the Company, as of July 10, 2023, there were an aggregate of 10,387,863 Shares issued and outstanding. Subject to the conditions set forth in the Offer to Purchase, the Purchaser will purchase up to $25,000,000 in value of the Shares that are tendered by holders of the Shares and not withdrawn as described in the Offer to Purchase.

(c)	The information set forth in Section 6 — “Net Asset Value of Shares; Dividends” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by the Purchaser. The information set forth in Section 9 — “Certain Information Concerning the Purchaser” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)

The information set forth in the section entitled “Summary Term Sheet,” Section 2 — “Acceptance for Payment and Payment of Shares,” Section 3 — “Procedures for Tendering Shares,” Section 4 — “Withdrawal Rights,” and Section 5 — “Material United States Federal Income Tax Consequences of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 9 — “Certain Information Concerning the Purchaser” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the section entitled “Summary Term Sheet,” Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” and Section 11 — “Purpose of the Offer and Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the section entitled “Summary Term Sheet,” Section 7 — “Possible Effects of the Offer; Listing; Exchange Act Registration” and Section 11 — “Purpose of the Offer and Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section entitled “Summary Term Sheet” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 8 — “Certain Information Concerning the Company” and Section 9 — “Certain Information Concerning the Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

The information set forth in Section 9 — “Certain Information Concerning the Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a)(1)	The information set forth in Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2)	The information set forth in Section 14 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 18, 2023

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(5)(A)	Schedule 13D/A in respect of the Company filed on July 17, 2023.

(b)	None.

(d)(1)	Transaction Agreement between Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund) and Carlyle Global Credit Investment Management, L.L.C., dated as of January 12, 2023 (incorporated by reference to Exhibit 3 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(2)	Investment Advisory Agreement, dated July 14, 2023, by and between Carlyle Global Credit Investment Management, L.L.C. and Carlyle Credit Income Fund (incorporated by reference to Exhibit (2)(g) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(3)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 4 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(4)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 5 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(5)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Securities Fund, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 6 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(6)	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 7 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(7)	Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P. and certain of its clients, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 8 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(8)	Expense Limitation Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(2) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(9)	Fee Waiver Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(3) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(g)	None.

(h)	None.

107	Calculation of Filing Fee Table

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2023

CG Subsidiary Holdings L.L.C.
By:	/s/ Jeffrey W. Ferguson
Name: Jeffrey W. Ferguson
Title: Managing Director

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